[redacted]

10026320

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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09
3/4

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-67667

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **01/01/09** (MM/DD/YY) AND ENDING **12/31/09** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER: **TTBD, LLC**

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

222 South Riverside Plaza, Suite 1000
(No. and Street)

Chicago	**Illinois**	**60606**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Brent Glendinning **312-268-1615**
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name - if individual, state last, first, middle name)

111 S. Wacker Drive	**Chicago**	**Illinois**	**60606**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

SEC Mail
Mail Processing
Section

MAR 01 2010

Washington, DC
106

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

3/15

OATH OR AFFIRMATION

I, Brent E. Glendinning, affirm (or swear) that to the best of my knowledge and belief, the accompanying financial statements and supplemental schedules pertaining to TTBD, LLC for the year ended December 31, 2009, are true and correct. I further affirm (or swear) that neither TTBD, LLC nor any officer or director has any propriety interest in any account classified solely as that of a customer.

Signature

Principal / CCO

Title

2/26/10

State of Illinois
County of Cook

Notary Public

OFFICIAL SEAL
JANET M DALLAVIA
NOTARY PUBLIC - STATE OF ILLINOIS
MY COMMISSION EXPIRES:07/03/10

TTBD, LLC

(SEC I.D. No. 8-67667)

Financial Statement as of and for the Year Ended December 31, 2009, Independent Auditors' Report, and Supplemental Report on Internal Control Filed Pursuant to Rule 17a-5(e)(3) Under the Securities Exchange Act of 1934 as a PUBLIC Document

TTBD, LLC

TABLE OF CONTENTS

Deloitte

Deloitte & Touche LLP
111 S. Wacker Drive
Chicago, IL 60606
USA

Tel: +1 312 486 1000
Fax: +1 312 486 1486
www.deloitte.com

INDEPENDENT AUDITORS' REPORT

Board of Directors and Shareholder
TTBD, LLC
Chicago, Illinois

We have audited the accompanying statement of financial condition of TTBD, LLC (the "Company"), a wholly owned subsidiary of Trading Technologies International, Inc., as of December 31, 2009, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such statement of financial condition presents fairly, in all material respects, the financial position of TTBD, LLC at December 31, 2009, in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

February 12, 2010

TTBD, LLC

STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2009

ASSETS

CASH	$ 79,023
PREPAIDS AND DEPOSITS	2,594
TOTAL	$ 81,617

LIABILITIES AND SHAREHOLDER'S EQUITY

LIABILITIES:	
Accounts payable and accrued expenses	$ 615
Intercompany payable to Trading Technologies International, Inc.	49,384
Total liabilities	49,999
SHAREHOLDER'S EQUITY:	
Membership interest	92,000
Accumulated deficit	(60,382)
Total shareholder's equity	31,618
TOTAL	$ 81,617

See notes to statement of financial condition.

1. GENERAL

Basis of Presentation — The accompanying financials of TTBD, LLC (TTBD), a limited liability company and securities broker-dealer, have been prepared in conformity with accounting principles generally accepted in the United States of America (GAAP). TTBD is a wholly owned subsidiary of TT Securities Group, LLC (TTSG), TTSG is a wholly owned subsidiary of Trading Technologies International, Inc. (TTI).

Nature of Operations — The Company, a Delaware corporation, is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority, Inc. (FINRA). FINRA was created through the consolidation of the member firm regulatory functions of the National Association of Securities Dealers and the New York Stock Exchange.

The Company licenses software and patents on a transactional fee basis for customers trading securities. FINRA compliance and SEC regulations require that a broker-dealer be registered when fee based structures are in place for trading securities on a transactional basis. The customers of the Company are primarily proprietary trading firms, investment banking firms, commercial banks, and derivative exchanges. These customers are located in the United States of America, Europe, Canada, Asia, and Australia.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates — The preparation of the financial statement in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the statement of financial condition and disclosures in the accompanying notes. Actual results could differ from those estimates.

3. NEW ACCOUNTING PRONOUNCEMENTS

In December 2007, the FASB issued Accounting Standards Codification 810-10-65-1 ("ASC 810-10-65-1") within the Consolidation Topic, which amended the accounting for and disclosure of the noncontrolling interest in a subsidiary and for the deconsolidation of a subsidiary. This guidance clarified the definition and classification of a noncontrolling interest, revised the presentation of noncontrolling interests in the consolidated income statement, established a single method of accounting for changes in a parent's ownership interest in a subsidiary that does not result in deconsolidation, and required that a parent recognize a gain or loss in net earnings (loss) when a subsidiary is deconsolidated. It also required expanded disclosures in the consolidated financial statements that clearly identify and distinguish between the interests of the parent's owners and the interests of the noncontrolling owners of a subsidiary. ASC 810-10-65-1 was adopted by the Company as of January 1, 2009 and did not have a material impact on the Company's financial position, annual results of operations or cash flows.

In March 2008, the FASB issued Accounting Standards Codification 815-10-65-1 ("ASC 815-10-65-1"), which amended the disclosure requirements for derivative instruments and hedging activities. Entities are now required to provide enhanced disclosures about how and why an entity uses derivative instruments, how those instruments are accounted for, and how derivative instruments affect the entity's

statements of financial position, operations or cash flows. ASC 815-10-65-1 was adopted by the Company during in 2009 and did not have a material impact on the Company's financial position, annual results of operations or cash flows.

In May 2009, the FASB issued Accounting Standards Codification 855, *Subsequent Events* ("ASC 855"), which established the principles for subsequent events and was adopted by the Company during the second quarter of 2009. The adoption of ASC 855, did not have a material impact on the Company's consolidated financial position, annual results of operations or cash flows.

In June 2009, the Financial Accounting Standards Board ("FASB") issued *The FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles* (GAAP) ("Codification"). The Codification is the single official source of authoritative U.S. accounting and reporting standards applicable for all nongovernmental entities, with the exception of guidance issued by the SEC. The Codification did not change GAAP, but organized it into an online research system sorted by individual accounting Topics, which are further divided into Subtopics. The FASB now issues new standards in the form of Accounting Standards Updates. The Codification is effective for financial statements issued for periods ending after September 15, 2009. The adoption of the Codification did not have a material impact on the Company's financial position, annual results of operations or cash flows.

4. NET CAPITAL REQUIREMENTS

As a registered broker-dealer, the Company is subject to the SEC Uniform Net Capital Rule 15c3-1 (the "Rule"), which requires the maintenance of minimum net capital, as defined under the Rule, equivalent to the greater of $5,000 or 6-2/3% of aggregate indebtedness, as defined under the Rule.

At December 31, 2009, the Company had net capital, as defined under the Rule, of $29,024, which was $24,024 in excess of required net capital of $5,000. The Company's aggregate indebtedness, as defined under the Rule, was 172% of its net capital.

5. INCOME TAXES

The Company currently joins TTI and its other eligible domestic subsidiaries in the filing of a consolidated federal income tax return. The Company had no liability for unrecognized tax benefits at December 31, 2009, and there was no activity related to unrecognized tax benefits during the year. The Company believes that it is reasonably possible that the liability balance will not significantly increase or decrease within the next 12 months. No amounts have been accrued for interest or penalties related to unrecognized tax benefits.

6. RELATED-PARTY TRANSACTIONS

The Company entered into an expense sharing agreement dated June 23, 2008, with TTI where TTI has agreed to be solely responsible for certain general and administrative expenses of the Company and as such, TTI will be paid $2,000 per month by the Company for being responsible for such expenses. The intercompany payment due to TTI related to this agreement of $48,000 is recorded on the Company's statement of financial condition as of December 31, 2009.

7. SUBSEQUENT EVENTS

During 2009, the Company adopted new accounting guidance on the accounting for, and disclosure of, events that occur after the balance sheet date, but before financial statements are issued or are available to be issued, also known as subsequent events. The Company has evaluated subsequent events through the issuance of these financial statements on February 12, 2010, and determined that there have been no events which management feels can materially affect the Company's financial position.

* * * * * *

Deloitte.

Deloitte & Touche LLP
111 S. Wacker Drive
Chicago, IL 60606
USA

Tel: +1 312 486 1000
Fax: +1 312 486 1486
www.deloitte.com

February 12, 2010

Board of Directors and Shareholder
TTBD, LLC
Chicago, Illinois

In planning and performing our audit of the financial statement of TTBD, LLC (the "Company") as of and for the year ended December 31, 2009 (on which we issued our report dated February 12, 2010), in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statement, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency* in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct misstatements on a timely basis. A *significant deficiency* is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the entity's financial statements will not be prevented, or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2009, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, Financial Industry Regulatory Authority, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered broker-dealers and is not intended to be, and should not be, used by anyone other than these specified parties.

Yours truly,

Deloitte & Touche LLP